EXHIBIT 99.1

Galapagos starts first Phase 1 trial with Toledo compound

  Novel target class with dual action in inflammatory disorders
  Discovered and validated on Galapagos' target discovery platform
  Fully owned and proprietary

Mechelen, Belgium; 7 January 2019, 7.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) initiated a Phase 1 trial with GLPG3312, a first generation compound against a novel and undisclosed inflammation target class discovered by Galapagos.

The Phase 1 trial is a double-blind, placebo-controlled, single-center study evaluating the efficacy, safety, tolerability, and PK/PD[1] of GLPG3312 in 76 adult healthy male volunteers.

"We are excited by the rapid progression of our Toledo program into the clinic," said Dr. Piet Wigerinck, Chief Scientific Officer at Galapagos. "Thanks to its unique mechanism of action, the Toledo program has the potential to become a new paradigm in the treatment of inflammatory diseases."

About Toledo

"Toledo" is a code name for a novel class discovered by Galapagos. The target family has a dual mode of action on inflammation by stimulating anti-inflammatory cytokines and inhibiting pro-inflammatory cytokines. We have observed unprecedented activity in various inflammatory preclinical models with compounds targeting the class. Galapagos is executing on a broad program to discover and develop multiple series of compounds acting on Toledo, aimed at activity across several inflammatory conditions.

GLPG3312 is an investigational drug and its efficacy and safety have not been established.

More information about Toledo can be found in our R&D Update 2018: www.glpg.com/webcasts.

For information about the clinical trial with GLPG3312: www.clinicaltrials.gov.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding Galapagos' strategic ambitions, the mechanism of action and potential activity of Toledo compounds including GLPG3312, the anticipated timing of clinical trials with GLPG3312, the progression and results of such trials, future regulatory submissions and Galapagos' interactions with regulatory authorities. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its GLPG3312 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of Toledo compounds including GLPG3312 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of Toledo. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Pharmacokinetics/pharmacodynamics